FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 1-11130

ALCATEL

(Translation of registrant’s name into English)

54, rue La Boétie
75008 Paris – France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel
Date: March 2nd, 2005	By:	/s/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

Press release

Alcatel announces an agreement to acquire Native Networks,
an innovative provider of carrier-class optical Ethernet transport solutions

Paris, March 2, 2005 – Alcatel (Paris: CGEP.PA and NYSE: ALA) today announced that it has signed an agreement to acquire Native Networks, an innovative provider of carrier-class optical Ethernet transport solutions. This acquisition builds upon the successful cooperation announced in February 2003 between Alcatel and Native Networks to develop a unique Ethernet packet ring technology. Under the terms of the agreement, Alcatel will pay approximately US$ 55 million in cash for the total capital of Native Networks.

Service providers require agile, multi-service networks to cope with increased bandwidth demand and with the need for greater network flexibility as triple play and broadband data applications become more widely available. The Ethernet Packet Ring Technology developed with Native Networks allows operators to introduce enhanced Ethernet features through a simple add-on engine to existing Alcatel optical multi-service networks or equip as needed in new installations. As a result, it optimizes the network’s performance by aggregating multiple services such as triple play, DSL, 3G mobile and Ethernet Virtual Private Networks services, over an integrated optical data infrastructure.

“Through this acquisition we are strengthening our value proposition and increasing our ability to address multi-service market requirements with innovative solutions to carry metro Ethernet and triple play traffic,” said Romano Valussi, president of Alcatel’s optical networking activities. “This acquisition further demonstrates our commitment to enable our customers to introduce new services into their current and future networks in a cost efficient way.”

“Native Networks’ team is particularly proud to join Alcatel, the world leader in optical networking” said Rami Hadar, CEO of Native Networks. “The combination of our core competency, technology and products will enable us to even better and more quickly meet the market demand for innovative Metro Ethernet solutions. Native’s vision of value added Ethernet services over an end-to-end carrier-class network is quickly becoming a reality. Native’s products successfully address carrier’s needs and jointly with Alcatel’s optical products we will best positioned to address the growing enterprise and residential demand for faster and scalable Ethernet services.”

About Native Networks
Native Networks, the Metro Ethernet Access Company, provides innovative solutions which enable carriers to offer differentiated Metro Ethernet services, more flexibly and efficiently over existing and planned infrastructure. These advanced carrier-class connectivity solutions, designed for deployment in “first-mile” metro access infrastructure, transport and aggregate Metro Ethernet packets alongside legacy circuits/TDM services in their “Native” form over dark fiber, existing SDH/SONET infrastructure or DWDM, in a transition-friendly solution. They enable carriers and service providers to increase differentiation and profitability by delivering a service bundle, which includes advanced layer-2 Metro Ethernet services such as Virtual Private LAN Service (VPLS). The technology is founded on an advanced, patent-pending multiplexing scheme and unique traffic management technology to provide optimal use of optical or SDH/SONET infrastructure with guaranteed QoS per customer and the ability to engineer to strict SLAs. Native Networks has developed a unique family of intelligent, data aware Metro Ethernet plus SDH/SONET transport solutions, including Add/Drop statistical Multiplexers (ADsM), Dense Service Aggregation nodes and CPE/CLE access devices.

Founded in 1999, Native Networks is funded by several North American and European venture capital funds. The company is headquartered in Maidenhead, US and retains extensive research and development facilities in Petah Tikva, Israel. Further information about Native Networks can be found at http://www.nativenetworks.com/

About Alcatel
Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or employees. Alcatel brings its leading position in fixed and mobile broadband networks; applications and services, to help its partners and customers build a user-centric broadband world. With sales of EURO 12.3 billion in 2004, Alcatel operates in more than 130 countries.

For more information, visit Alcatel on the Internet: http://www.alcatel.com

Alcatel Press Contacts
Aurélie Boutin / HQ	Tel: +33 (0)1 40 76 11 79	aurelie.boutin@alcatel.com
Mark Burnworth / HQ	Tel: +33 (0)1 40 76 50 84	mark.burnworth@alcatel.com

Alcatel Investor Relations
Pascal Bantegnie	Tel: +33 (0)1 40 76 52 20	pascal.bantegnie@alcatel.com
Nicolas Leyssieux	Tel: +33 (0)1 40 76 37 32	nicolas.leyssieux@alcatel.com
Maria Alcon	Tel: +33 (0)1 40 76 15 17	maria.alcon@alcatel.com
Charlotte Laurent-Ottomane	Tel: +1 703 668 3571	charlotte.laurent-ottomane@alcatel.com